Exhibit 99.1

North America’s Railroad

NEWS RELEASE

Claude Mongeau to step down from his role leading CN

Luc Jobin to succeed him as President and Chief Executive Officer as of July 1st, 2016

MONTREAL, June 7, 2016 — CN (TSX: CNR) (NYSE: CNI) announced today that its President and Chief Executive Officer Claude Mongeau will step down from his role leading CN at the end of June. Mongeau joined CN 22 years ago, was CN’s Chief Financial Officer for 11 years, and its Chief Executive Officer for the last six and a half years. He has been one of the key architects of CN’s remarkable business transformation from the early days towards the company’s Initial Public Offering in 1995, to its successful expansion as a leading North American railway today.

Mongeau said: “I was filled with joy returning at the helm earlier this year, but I gradually came to realize that it is difficult to fulfill such a demanding role given my new condition as a laryngectomee. I sincerely thank the key members of my Leadership Team and my fellow CN Directors for their understanding and support in the circumstances.”

Mongeau continued: “Facing up to a situation like this inevitably stirs a lot of emotions, but I step down from my role with a deep sense of pride and the firm conviction that CN remains in good hands and has a bright future.”

CN’s Directors today unanimously appointed Luc Jobin as President and Chief Executive Officer and a member of the CN Board effective as of July 1st, 2016. Jobin, 57, joined CN as Executive Vice-President and Chief Financial Officer in 2009 following a successful career as a senior executive at Imasco, Imperial Tobacco, British American Tobacco and Power Corporation. CN has greatly benefitted from his very broad business experience over the last seven years as he set out to strengthen the finance, information technology and strategic planning functions; he also co-ordinated the CN Leadership Team during Mongeau’s medical leave in the fall of 2015.

CN’s Chairman, Robert Pace, said: “Although Claude will remain available to help with the transition, we will miss him and his sound leadership dearly. His bold innovation agenda, centred on true supply-chain collaboration and solid customer service, has set CN on a path of sustainable value-creation for many years to come and we warmly thank him for that contribution on behalf of all our stakeholders.”

Pace concluded: “Luc and the senior Leadership Team are well-prepared to carry on delivering CN’s agenda of operational and service excellence. With its unique three-coast network, its diversified business franchise and its workforce of 23,000 highly talented railroaders, CN remains very well-positioned for the future.”

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Mark Hallman	Sam Forgione
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384 Mark.hallman@cn.ca	(514) 399-0052 Salvatore.forgione@cn.ca